1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM	morrison & foerster llp

new york, san francisco,
los angeles, palo alto,
san diego, washington, d.c.

northern virginia, denver,
sacramento, walnut creek

tokyo, london, beijing,
shanghai, hong kong,
singapore, brussels

May 28, 2009	Writer’s Direct Contact
212.468.8025
mhagan@mofo.com
By Telefacsimile and Mail
Jay Ingram, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Asia Pacific Wire & Cable Corporation Limited
Post Effective Amendment No. 2 to
Registration Statement on Form F-1
Filed on May 13, 2009
File No. 333-153796
Dear Mr. Ingram:
Thank you for your letter dated May 27, 2009. We note your comment regarding the currency of the audited financial statements of the company included in its Registration Statement on Form F-1 and the company is diligently addressing that point and we will provide a definitive response in the near future.
To the best of my knowledge, there have been no offers or sales pursuant to the prospectus since the effective date of the company’s Registration Statement on Form F-1 by the two holders of common shares covered by the prospectus. I am seeking to confirm that point and will provide a definitive response as soon as possible.
Please feel free to contact me if you wish to discuss any of the foregoing.
Very truly yours,
Michael J. Hagan

cc:	Mr. Yuan Chun Tang
Jessica Kane, Esq.

1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM	morrison & foerster llp

new york, san francisco,
los angeles, palo alto,
san diego, washington, d.c.

northern virginia, denver,
sacramento, walnut creek

tokyo, london, beijing,
shanghai, hong kong,
singapore, brussels

July 7, 2009	Writer’s Direct Contact
212.468.8025
mhagan@mofo.com
By Telefacsimile and Mail
Jay Ingram, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Asia Pacific Wire & Cable Corporation Limited (the “Company”)
Post Effective Amendment No. 2 to
Registration Statement on Form F-1
Filed on May 13, 2009
File No. 333-153796
Dear Mr. Ingram:
As a follow-up to my letter to you dated May 28, 2009, in response to your letter dated May 27, 2009, I wish to inform you that the Company filed today with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”), which incorporates by reference the audited financial statements included in the Company’s Form 20-F/A for the fiscal year ended December 31, 2008 filed with the Commission on July 6, 2009.
Furthermore, I wish to inform the Commission that the holders of securities registered under the Registration Statement have confirmed to me that neither of them has made any offers to sell or solicited any offers to purchase common shares pursuant to, or in reliance on, the prospectus that forms part of the Registration Statement since the effective date of the Registration Statement.

Mr. Jay Ingram
July 7, 2009
Page Two
Please feel free to contact me if you wish to discuss any of the foregoing.
Very truly yours,
Michael J. Hagan

cc:	Mr. Yuan Chun Tang
Jessica Kane, Esq.